                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                               GTS Duratek, Inc.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)



                                  362-37J-107
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)


                             Gregory S. Feis, Esq.
                          Morgan, Lewis & Bockius LLP
                              1800 M Street, NW
                            Washington, DC  20036
                                (202) 467-7000
--------------------------------------------------------------------------------
                      (NAME, ADDRESS AND TELEPHONE NUMBER
                        OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)


                               November 7, 1995
--------------------------------------------------------------------------------
                     (DATE OF EVENT WHICH REQUIRES FILING
                              OF THIS STATEMENT)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with the statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

CUSIP NO.  362-37J-107
1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        BNFL Inc
--------------------------------------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group                (a)     [    ]
                                                                        (b)     [    ]
--------------------------------------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------------------------------------
4.      Source of Funds

        00
--------------------------------------------------------------------------------------------------------------
5.      Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to items 2(d) or 2(e)                                          [    ]

--------------------------------------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------------------------------------
                                7.      Sole Voting Power:         None
Number of                       -----------------------------------------------------------------------------
Shares
Beneficially                    8.      Shared Voting Power:       1,381,575 shares of Common Stock
Owned by Each                   -----------------------------------------------------------------------------
Reporting Person
With                            9.      Sole Dispositive Power:    None
                                -----------------------------------------------------------------------------

                                10.     Shared Dispositive Power:  1,381,575 shares of Common Stock
--------------------------------------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,381,575 shares of Common Stock
-------------------------------------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares                                                          [   ]

-------------------------------------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        13.4%
-------------------------------------------------------------------------------------------------------------
14.     Type of Reporting Person
           CO
-------------------------------------------------------------------------------------------------------------

CUSIP NO.  362-37J-107
1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        British Nuclear Fuels plc
-------------------------------------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group                         (a)     [    ]
                                                                                 (b)     [    ]
-------------------------------------------------------------------------------------------------------------
3.      SEC Use Only

-------------------------------------------------------------------------------------------------------------
4.      Source of Funds

        00
-------------------------------------------------------------------------------------------------------------
5.      Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to items 2(d) or 2(e)                                                   [    ]

-------------------------------------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        England and Wales
 -------------------------------------------------------------------------------------------------------------

                                7.      Sole Voting Power:         None
Number of
Shares                          ------------------------------------------------------------------------------
Beneficially                    8.      Shared Voting Power:       1,381,575 shares of Common Stock
Owned by Each
Reporting Person                -------------------------------------------------------------------------------
With                            9.      Sole Dispositive Power:    None

                                -------------------------------------------------------------------------------
                                10.     Shared Dispositive Power:  1,381,575 shares of Common Stock
---------------------------------------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,381,575 shares of Common Stock
---------------------------------------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares                                                                   [    ]
---------------------------------------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

         13.4%
---------------------------------------------------------------------------------------------------------------
14.     Type of Reporting Person
        CO
---------------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D


ITEM 1.         SECURITY AND ISSUER.
                -------------------

                This Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock"), of GTS Duratek, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 8955 Guilford Road, Columbia, Maryland 21046.

ITEM 2.         IDENTITY AND BACKGROUND.
                -----------------------

                This Schedule 13D is filed by British Nuclear Fuels plc ("Parent"), a company incorporated under the laws of England and Wales; and BNFL Inc. ("BNFL"), a Delaware corporation which is a wholly-owned subsidiary of Parent. The principal business of Parent and BNFL is nuclear fuels treatment, handling and storage. Parent is wholly-owned by the British governme nt.

                The address of the principal business and principal office of Parent is Risley, Warrington, Cheshire WA3 6AS, United Kingdom. The address of the principal business and principal office of BNFL is 1776 I St., NW, Suite 750, Washington, DC 20006.

                Parent and BNFL are sometimes collectively referred to herein as the "Reporting Persons," and are making this filing jointly pursuant to a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13D. For information in response to General Instruction C to Schedule 13D with respect to the executive officers and directors of the Reporting Persons, reference is made to Schedule I annexed hereto and incorporated herein by reference.


ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                -------------------------------------------------

                The Reporting Persons became the beneficial owners of 1,381,575 shares of Common Stock as a result of entering into a Convertible Debenture dated November 7, 1995, a copy of which is filed as Exhibit 2 to this Schedule 13D (the "Convertible Debenture Agreement"), pursuant to which the Issuer granted BNFL the right to acquire up to 1,381,575 shares of Common Stock (the "Option Stock") upon conversion of the debenture to common stock. The consideration for the conversion right was a $10,000,000 loan from BNFL to the Issuer on the date of the Convertible Debenture Agreement, which is convertible for five years into the Option Stock. There will be no consideration payable to convert, other than conversions of the repayment obligation of the Issuer into shares of Option Stock.

                The Convertible Debenture Agreement included at Exhibit 2 is hereby incorporated herein by reference in its entirety, and can be referred to for additional information concerning the consideration.


ITEM 4.         PURPOSE OF TRANSACTION.
                ----------------------

                The purpose of the transaction was the infusion of capital into the Issuer. The Reporting Persons' purpose in acquiring the securities of the Issuer (should they choose to do so) is for investment and possible resale at a later date, but not for the purpose of acquiring control of, or effecting any material changes in the makeup of the Board of Directors of, the Issuer/1/. In connection with such possible resale, the Convertible Debenture Agreement calls for BNFL and GTSD to enter into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which BNFL would have certain demand and piggy-back registration rights which it may use in order to resell some or all of the Common Stock it may acquire upon conversion of the Debenture. The Registration Rights Agreement is included as an exhibit to Exhibit 2 hereto, and is hereby incorporated herein by reference in its entirety, and can be referred to for additional information concerning the registration rights.

                Except as otherwise referenced herein, the Reporting Persons have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present board of directors or management of the Issuer/1/; (e) any other material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.
                ------------------------------------

                (a) The Reporting Persons beneficially own, or are deemed to beneficially own, 1,381,575 shares of Common Stock, representing 13.4% of the class of such securities.

___________________________

     /1/ However, a Teaming Agreement entered into by and between BNFL and GTSD on November 7, 1995 gives BNFL the right to have one observer to, or director on, the Board of Directors of GTSD. A copy of the Teaming Agreement is included at Exhibit 3.

                (b) The responses of the Reporting Persons set forth above in Items 7 to 11 of the cover pages of this Schedule 13D which relate to shares of Common Stock beneficially owned by the Reporting Persons are incorporated herein by reference.

                (c) Except as described in this Schedule 13D, no transaction in the Common Stock has been effected by the Reporting Persons during the past sixty (60) days.

                (d)     Not applicable.

                (e)     Not applicable.


ITEM 6.         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                -------------------------------------------------------------
                RESPECT TO SECURITIES OF THE ISSUER.
                -----------------------------------

                BNFL may resell shares of Common Stock in the future, either pursuant to the Registration Rights Agreement (see item 4, above), or pursuant to available exemption for such resale under the Securities Act of 1933, as amended.

                Except as otherwise referenced in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.


ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.
                --------------------------------

        1. Agreement between Parent and BNFL in relation to the joint filing of this Schedule 13D.

        2.      Convertible Debenture Agreement.

        3.      Teaming Agreement.

                                  SIGNATURES

                After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this

STATEMENT is true, complete and correct.




Dated:  November 7, 1995                BNFL Inc.


                                        By: /s/ Dennis C. Fransen
                                           _____________________________________
                                            Name/Title:
                                            Dennis C. Fransen
                                            Vice President, Finance; Treasurer





Dated:  November 7, 1995                BRITISH NUCLEAR FUELS plc


                                        By: /s/ Ross A.N. Chiese
                                           _____________________________________
                                            Name/Title:
                                            Ross A.N. Chiese
                                            Group Finance Director

                                                      Schedule I to Schedule 13D
                                                      --------------------------

                                 SCHEDULE 13D


Information with Respect to Executive Officers and Directors of the Reporting
-----------------------------------------------------------------------------
Persons
-------

               The following sets forth as to each of the executive officers and directors of the Reporting Persons: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.
               Unless otherwise specified below, the principal employer of each individual listed below under the heading "British Nuclear Fuels plc" is British Nuclear Fuels plc ("Parent"), and each such individual is a citizen of England.

               Unless otherwise specified below, the principal employer of each individual listed below under the heading "BNFL Inc." is BNFL Inc. ("BNFL"), and each such individual is a citizen of the United States.


               The address of Parent is Risley, Warrington, Cheshire WA3 6AS (United Kingdom). The address of BNFL is 1776 I St., NW, Suite 750, Washington, DC 20006.

               To the knowledge of the Reporting Persons, during the last five years none of the individuals so listed has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

               Unless otherwise specified below, to the knowledge of the Reporting Persons no such individual is the beneficial owner of any shares of Common Stock, par value $.01 per share ("Common Stock"), of GTS Duratek, Inc. (the "Issuer"), no transaction in the Common Stock has been effected by such individual during the past sixty (60) days, and there are no contracts, arrangements, understandings or relationships (legal or otherwise) between such individual and any person with respect to any securities of the Issuer.

British Nuclear Fuels plc
-------------------------

(a)     Executive Directors
        -------------------

        Mr. John R.S. Guinness CB
        Chairman
        British Nuclear Fuels plc
        65 Buckingham Gate
        London SW1E 6AP
        United Kingdom

        Dr. Gregg G. Butier
        Deputy Chief Executive
        British Nuclear Fuels plc
        Risley, Warrington
        Cheshire WA3 6AS
        United Kingdom

        Mr. L. Neville Chamberlain CBE
        Chief Executive
        British Nuclear Fuels plc
        Risley, Warrington
        Cheshire WA3 6AS
        United Kingdom

        Mr. Ross A. N. Chiese
        Group Finance Director
        British Nuclear Fuels plc
        Risley, Warrington
        Cheshire WA3 6AS
        United Kingdom

        Mr. Ken J. Jackson
        Director, BNFL Engineering
        The Victoria
        Quays Loop Road
        Harbor City
        Salford Quays
        Manchester M5 2SP
        United Kingdom

        Mr. Graham L. Watts
        Director, International Group
        British Nuclear Fuels plc
        Risley, Warrington
        Cheshire WA3 6AS
        United Kingdom


(b)     Non-Executive Directors
        -----------------------

        Ms. Kate M. H. Mortimer
        Advisor
        UK Know How Fund
        Lower Corscombe
        Okehampton
        Devon EX20 1SD


        Mr. Ray R. Knowland CBE
        Director
        Laporte plc
        Herons Wake
        Flowers Hall
        Pangbourne,
        Reading, RG8 7BD


        Mr. D. John S. Roques
        High Down,
        Cokes Lane,
        Chalfont St. Giles,
        Buckinghamshire HP8 4TQ


                Principal Employment:

                Senior Partner and Chief Executive
                Touche Ross & Co.
                Stonecutter Court,
                1 Stonecutter Street,
                London EC4A 4TR

        Sir Norman Wooding CBE
        Chairman, East European Trade Council
        Deputy Chairman, Royal London Insurance
        Chairman, EIS Group plc
        Boss Lane House
        Boss Lane
        Hughenden
        High Wycombe HP14
        United Kingdom




BNFL Inc.
--------

(a)  Executive Officers
     ------------------

     Mr. Rolland A. Langley
     President and Chief Executive Officer
     1776 I Street NW, Suite 750
     Washington, DC 20006


     Mr. James R. Janis
     Executive Vice President
     1776 I Street NW, Suite 750
     Washington, DC 20006

     Mr. Phillip Bradbury
     Vice President, Facilities Ownership
     Management and Operation
     9302 Lee Highway, Suite 950
     Fairfax, VA 22031-1207

     Mr. Stuart G. Donn
     Vice President
     1981 Snyder Road, Suite 2
     Richland, WA 99352

     Mr. Dennis C. Fransen
     Vice President, Finance; and Treasurer
     9302 Lee Highway, Suite 950
     Fairfax, VA 22031-1207

        Mr. John Graham
        Vice President, Environmental Health
        and Safety/Quality Assurance
        5655 S. Yosemite Street, Suite 100
        Englewood, CO 80111

        Mr. Joe La Grone
        Vice President
        9302 Lee Highway, Suite 950
        Fairfax, VA 22031-1207

        Mr. Richard H. Peebles
        Vice President
        9302 Lee Highway, Suite 950
        Fairfax, VA 22031-1207

        Mr. B.J. Reckman
        Vice President
        9302 Lee Highway, Suite 950
        Fairfax, VA 22031-1207

        Mr. Stanley L. Reid
        Vice President, Corporate External Affairs
        1776 I Street NW, Suite 950
        Washington, DC 20006

        Mr. John R. Smith
        Vice President
        9302 Lee Highway, Suite 950
        Fairfax, VA 22031-1207

        Mr. Alvin J. Shuttleworth
        Secretary
        c/o British Nuclear Fuels plc
        Risley, Warrington
        Cheshire WA3 6AS
        United Kingdom

        Mr. K. Edward Newkirk
        Assistant Secretary
        BNFL Inc.
        9302 Lee Highway, Suite 950
        Fairfax, VA 22031-1207

(b)     Directors
        ---------

        Mr. Ross A. N. Chiese
        Oaklands
        31 Nicholas Way
        Northwood
        Middlesex HA6 2TR
        United Kingdom

              Principal Employment:

              Group Finance Director
              British Nuclear Fuels plc
              Risley, Warrington
              Cheshire WA3 6AS
              United Kingdom


        Mr. L. Neville Chamberlain CBE
        Spring House
        56 Blinstage Road
        Heswal
        Wirrall L60 1XG
        United Kingdom

              Principal Employment:

              Chief Executive
              British Nuclear Fuels plc
              Risley, Warrington
              Cheshire WA3 6AS
              United Kingdom


        Mr. Graham L. Watts
        Westridge House
        Blandyshill
        Kintbury
        Berkshire RG15 OUF
        United Kingdom

              Principal Employment:

              Director, International Group
              British Nuclear Fuels plc
              Risley, Warrington
              Cheshire WA3 6AS
              United Kingdom

        Mr. Edward E. Kinter
        P.O. Box 682
        Bradley Hill Road
        Norwich, VT 05055
        (Retired Executive Vice
        President of General Public
        Utilities Nuclear Corporation)


        Mr. Rolland A. Langley
        1341 28th Street, NW
        Washington, DC 20007

             Principal Employment:
             President and CEO
             BNFL Inc.
             1776 I Street NW, Suite 950
             Washington, DC 20006


        The Honorable
        Elliott L. Richardson
        1100 Crest Lane
        McLean, VA 22101

             Principal Employment:

             Senior Resident Partner
             Milbank, Tweed, Hadley & McCloy
             1825 I Street NW, Suite 1100
             Washington, DC 20006



        The Honorable
        James R. Schlesinger
        3601 North 26th Street
        Arlington, VA 22207

             Principal Employment:

             Senior Advisor
             Lehman Brothers
             800 Connecticut Avenue NW, Suite 1200
             Washington, DC 20006-2709

        The Lady Shuttleworth
        Leck Hall
        by Carnforth
        Lancashire LA6 2JF

                                 Exhibit Index
                                 -------------

           Exhibit                                     Page
           -------                                     ----

1.      Joint Filing Agreement

2.      Convertible Debenture Agreement

3.      Teaming Agreement

                                      -16-